UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 6

                         WesterFed Financial Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   957 550 106
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                                    8th Floor
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 19, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].


                                    Page 1 of 10 Pages





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                                       SCHEDULE 13D


CUSIP NO. 957 550 106                                    PAGE  2   OF 10 PAGES
------------------------------------                     -----------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                        (b)  [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    300,000
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            300,000

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             300,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.8%

14     TYPE OF REPORTING PERSON

             CO
------ --------------

                                       SCHEDULE 13D


CUSIP NO. 957 550 106                                    PAGE  3   OF 10  PAGES
------------------------------------                     -----------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James J. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                        (b)  [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            300,000

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            300,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             300,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.8%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

                                       SCHEDULE 13D


CUSIP NO. 957 550 106                                    PAGE   4 OF 10  PAGES
------------------------------------                     -----------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                        (b)  [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            300,000

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            300,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             300,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.8%

14     TYPE OF REPORTING PERSON

             IN
------ --------------

                                       SCHEDULE 13D


CUSIP NO. 957 550 106                                    PAGE   5 OF 10  PAGES
------------------------------------                     -----------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                        (b)  [X]

3      SEC USE ONLY


4      SOURCE OF FUNDS

             PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER
     NUMBER OF
       SHARES                      300,000
 BENEFICIALLY OWNED
 BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            300,000

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             300,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.8%

14     TYPE OF REPORTING PERSON

             PN
------ -------------

CUSIP NO. 957 550 106                                    PAGE   6  OF  10  PAGES
------------------------------------                     -----------------------


1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Cramer Capital Corporation

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)  [ ]
                                                                        (b)  [X]

3       SEC USE ONLY

4       SOURCE OF FUNDS

              N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]


6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    300,000
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

        8             SHARED VOTING POWER

                            -0-

        9             SOLE DISPOSITIVE POWER

                            300,000

        10            SHARED DISPOSITIVE POWER

                            -0-

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              300,000

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]


13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.8%

14      TYPE OF REPORTING PERSON

              CO
------  -------------

CUSIP NO. 957 550 106                                         Page 7 of 10 Pages



ITEM  1.    SECURITY AND ISSUER.

            The undersigned hereby amends the statement on Schedule 13D, dated November 1, 1995, as amended by Amendment No. 1, dated December 15, 1995, as amended by Amendment No. 2, dated January 18, 1996, as amended by Amendment
No. 3, dated May 29, 1996, as amended by Amendment No. 4, dated July 15, 1996 and as amended by Amendment No. 5, dated July 17, 1996 (the "Statement"), filed by the undersigned relating to the Common Stock, par value $0.01 per share of WesterFed Financial Corporation, a Delaware corporation, as set forth below. Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. Item 3 of the Statement is hereby amended and restated to read in its entirety as follows: The 300,000 Shares held by the Reporting Persons were purchased with the personal funds of the Partnership in the aggregate amount of $4,529,506.25.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

            Items 5(a), 5(b) and 5(c) of the Statement are hereby amended and restated to read in their entirety as follows:

            (a) This statement on Schedule 13D relates to 300,000 Shares beneficially owned by the Reporting Persons, which constitute approximately 6.8% of the issued and outstanding Shares.

            (b) The Manager, Partnership and Cramer Capital Corporation have sole voting and dispositive power with respect to 300,000 Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to 300,000 Shares.

            (c) Since the date of the last filing, the Reporting Persons purchased and sold shares of the Common Stock on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.









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CUSIP NO. 957 550 106                                         Page 8 of 10 Pages



ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER.

            Item 6 of the Statement is amended by deleting on the second line the number "387,100" and replacing it with the number "300,000."







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CUSIP NO. 957 550 106                                         Page 9 of 10 Pages


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 26, 1997

                                J.J. CRAMER & CO.

                             By: /s/James J. Cramer
                                 ----------------------------
                                 Name:  James J. Cramer
                                Title: President



                               /s/James J. Cramer
                             ----------------------------
                             James J. Cramer



                               /s/Karen L. Cramer
                             ----------------------------
                             Karen L. Cramer



                              CRAMER PARTNERS, L.P.
                             By: Cramer Capital Corporation, its general partner


                             By: /s/ James J. Cramer
                                 ----------------------------
                                  Name:  James J. Cramer
                                  Title:    President



                           CRAMER CAPITAL CORPORATION

                             By: /s/ James J. Cramer
                                 ----------------------------
                                  Name:  James J. Cramer
                                  Title:    President

CUSIP NO. 957 550 106                                        Page 10 of 10 Pages



                                    EXHIBIT B
                                    ---------

                          Transactions in Common Stock
                                 of The Company



Cramer Partners, L.P.
---------------------


                          No. of Shares            Cost (Sales
      Trade Date          Purchased/Sold         Price) Per Share          Type
      ----------         ----------------       -----------------          ----
       12/27/96               5,000                   18.25                 P
       12/31/96               5,000                   18.25                 P
       12/31/96               5,000                   18.25                 P
        1/10/97               10,000                 18.125                 S
        1/23/97               25,000                 18.688                 S
        2/18/97               30,000                 18.375                 S
        2/19/97               50,000                 18.725                 S